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SEC FILE NUMBER
8-28026

22006655

SEC Mail Processing ANNUAL REPORTS
FORM X-17A-5
FEB 22 2022   PART III

Washington, DC   FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Akar Capital Management, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__8551 W Sunrise Blvd, Suite 102A__

(No. and Street)

Plantation	FL	33322
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Emil A. Akar	(954) 476-7011	emil@akarcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA

(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Emil A. Akar_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Akar Capital Management, Inc._____, as of _____February 11_____, 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Emil A. Akar_____

Title: _____

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AKAR CAPITAL MANAGEMENT, INC.
AUDITED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED: DECEMBER 31, 2021

AKAR CAPITAL MANAGEMENT, INC.
AUDITED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED: DECEMBER 31, 2021

TABLE OF CONTENTS

	PAGE
Auditor's Report of Registered Public Accounting Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
Schedule I: Computation of Net Capital Under Rule 15c3-1	11
Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3	12
Schedule III: Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3	13
Exemption Report of Registered Public Accounting Firm	14

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130	*Certified Public Accountants*	Telephone 407-740-7311
Maitland, FL 32751	Email: pam@ohabco.com	Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Akar Capital Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Akar Capital Management, Inc. as of December 31, 2021, the related statement of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Akar Capital Management, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Akar Capital Management, Inc.'s management. Our responsibility is to express an opinion on Akar Capital Management, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Akar Capital Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Akar Capital Management, Inc.'s financial statements. The supplemental information is the responsibility of Akar Capital Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA

We have served as Akar Capital Management, Inc.'s auditor since 2020.

Maitland, Florida

February 11, 2022

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Current Assets		
Cash in bank and cash equivalents	$	170,701
Due from clearing		16,714
Investment advisory fees receivable		56,741
Fixed Assets (net)		5,261
Clearing deposit		50,157
TOTAL	$	299,574

LIABILITIES AND STOCKHOLDER EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	12,088
Total liabilities		12,088
Stockholder's Equity		
Common stock - $1.00 par value, 5,000 shares authorized, 20 shares issued and outstanding	$	20
Additional paid-in capital		20,943
Retained earnings		266,524
Total stockholder equity		287,486
Total liabilities and stockholder's equity	$	299,574

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues

Commissions from security transactions	$	160,062
Investment advisory fees		282,804
Sales of investment company shares		327
Mutual Fund Sales and Distribution Fee		58,992
Revenue Sharing and Rebate Income		24,631
Loan Forgiveness		19,387
Other revenue		4,312
Total revenue		550,515

Operating expenses:

Compensation and employe benefits	95,539
Clearing charges	41,414
Data and regulation	29,713
Occupancy expense	9,397
General and administrative	87,320
Total operating expenses	263,382

Net income	$	287,133

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance - 12/31/21	$ 20	$ 20,943	$ 171,655
Net Income	0	0	287,133
Stockholder's Distributions	0	0	(192,266)
Balance - 12/31/21	$ 20	$ 20,943	$ 266,523

The accompanying notes are an integral part of these financial statements.

4

AKAR CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows From Operating Activities:

Net income

	$ 287,133

Adjustment to reconcile net income to
net cash provided by (used in) operating activities:

Depreciation	350

Net change to assets and liabilities:

Increase in clearing agent deposit	-
Increase in accounts receivable	(5,475)
Decrease in accounts payable and accrued expenses	(20,518)
Net cash flow provided by operating activites	261,491

Cash Flow From Financing Activities:

Distributions to shareholder	(192,266)
Total cash flows From Financing Activities	(192,266)

Net Increase In Cash	69,224

Cash and cash equivalents - beginning	101,477

Cash and cash equivalents - ending	$ 170,701

Supplemental cash flow information
Cash paid during the year for

Interest	$ -
Taxes	$ -

The accompanying notes are an integral part of these financial statements.

5

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.) Nature of business.

The Company was incorporated on June 18, 1982 in the State of Florida. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as a non-carrying broker-dealer.

The Company acts as an introducing broker through a clearing arrangement with a broker-dealer on a fully disclosed basis. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits activity statements to the customers.

The Company acts as a registered investment advisor and earns management fees on a quarterly basis.

B.) Cash Equivalents

For purposes of reporting cash flows, and cash and cash equivalents includes money market accounts and certificates of deposits and any highly liquid debt instruments purchased with a maturity of three months or less.

C.) Depreciation

Furniture and equipment are being depreciated on a straight line basis over a period generally not to exceed five years. Leasehold improvements are being amortized over a three to ten year period.

D.) Income Taxes

The Company has made an election to be treated as a Subchapter S corporation under the Federal Income tax laws. Accordingly, the income and losses of the Company are taxed directly to its sole stockholder. Therefore, no provision for income taxes has been made in the financial statements. The company's tax returns are subject to audit for up to three years.

E.) Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2021 and revenues and expenses for the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

F.) Revenue Recognition

Revenue from contracts with customers include asset management fees. The recognition measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measures of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

G.) Commissions

Brokerage Commissions – The Company enters orders through its clearing agent to buy and sell securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company's clearing firm fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution Fees – The Company enters arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probably that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at a future point in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

The Company receives revenue sharing and rebate income pursuant to an arrangement with the clearing firm to share income received on customer balances, which the Company believes all performed obligations are satisfied upon receipt into their settlement.

7

H.) Asset Management

Investment Advisory Fees – The Company provides investment advisory services on a daily basis. The Company believe the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at the time as they relate specifically to the services provided in that period. As of December 31, 2021, the balance was $56,741.

I.) Clearing Deposit

Pursuant to the clearing agreement with the clearing broker, a deposit of $50,157is being held in an interest bearing account as of December 31, 2021 to offset unsecured customer debits.

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital for Broker-Dealers Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000 as defined and requires that the aggregate indebtedness, as defined, shall not exceed fifteen times net capital. At December 31, 2021, the Company had net capital of $224,484, which exceeded the required net capital of $5,000 by $219,484. At December 31, 2021, the Company's aggregate indebtedness to net capital ratio was .05 to 1.

NOTE 3 – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) of that Rule.

NOTE 4 – Fixed ASSETS

The Company's fixed assets are comprised of office furniture, leasehold improvements and equipment of $72,704 less accumulated depreciation of $67,443. The depreciation expense for 2021 was $ 350   .

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company's place of business is an office owned by the officer/shareholder. There is no lease for the office, and no monthly rental expense paid. However, the Company's responsibility is to pay monthly common area charges and other costs of maintaining the office, totaling $9,397 for the year ended December 31, 2021.

The officer/ shareholder of the Company receives compensation as its CEO in addition to various employee benefits and expense reimbursements. Corporate distributions of $192,266 were paid to its officer/shareholder for the year ended December 31, 2021.

NOTE 6 – RETIREMENT PLAN

The Company adopted a Savings Incentive Match Plan for Employees or SIMPLE. Pursuant to the plan, employees are allowed to defer portion of their salary and the Company matches up to 3% of the salary deferral.

NOTE 7 – CONCENTRATION OF RISK.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial entities. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review the credit standing of each counterparty.

NOTE 8 – Long Term Liability

The Company has no long term liability.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company has no commitments or contingencies.

NOTE 10 – PPP LOAN

On March 10, 2021, the Company received loan proceeds in the amount of $19,387 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible

purposes including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period. The Company used the proceeds consistent with the PPP and received a forgiveness notification.

NOTE 11 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events from its year end through the date whereupon the financial statements were issued and has determined that there are no items to disclose.

AKAR CAPITAL MANAGEMENT, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2021

Computation of Net Capital
Total member's equity from statement of financial condition $ 287,486

Less
   Non-allowable assets:
     Accounts Receivable   (56,741)
     Fixed Assets   (5,261)
     Money market haircut   (1,000)
     Net Capital $ 224,484

Aggregate indebtedness $ 12,088

Computation of Basic Net Capital Requirement
   Minimum net capital required $5,000 $ 5,000

     Net capital in excess of minimum requirement $ 219,484

Ratio of aggregate indebtness to net capital   5%

Notes: There were no material differences between the above computation and the computation include in the Company's corresponding unaudited Form X-17A-5 Part II A filings. Accordingly no reconcilation is deemed necessary.

The accompanying notes are an integral part of these financial statements.

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3
For the Year Ended December 31, 2021

Computation for Determination of reserve requirements and information related to possession and control requirements under rule 15c3-3 of the Securities and Exchange Commission at December 31, 2021

This does not apply because we are exempt from this rule

The accompanying notes are an integral part of these financial statements.

AKAR CAPITAL MANAGEMENT, INC.

Schedule III

**Information Relating to the Possession or Control Requirements
Under SEC Rule 15c3-3
For the Year Ended December 31, 2021**

The Company has complied with the exemptive requirements of SEC Rule 15c3-3
and did not maintain possession or control of any customer funds or securities
as of December 31, 2021

The accompanying notes are an integral part of these financial statements.

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130
 Maitland, FL 32751 | *Certified Public Accountants*
 Email: pam@ohabco.com | Telephone 407-740-7311
 Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Akar Capital Management, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Akar Capital Management, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Akar Capital Management, Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (2) Akar Capital Management, Inc. stated that Akar Capital Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions for client accounts held at their clearing firm. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Akar Capital Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Akar Capital Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company, PA

Ohab and Company, PA

Maitland, Florida

February 11, 2022



CAPITAL MANAGEMENT, INC.

Akar Capital Management, Inc.

Exemption Report

Akar Capital Management, Inc is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following.:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions for client accounts held at our clearing firm, and the Company does not directly or indirectly receive, hold or otherwise owe funds or securities for or to our customers, did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Akar Capital Management, Inc

I, Emil A. Akar, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Emil A Akar
President
February 10, 2022

8551 WEST SUNRISE BLVD.

SUITE 102A

PLANTATION, FL 33322

Member
FINRA   TEL 954.476.7011
SIPC   FAX 954.476.7014